July 31, 2025

VIA EDGAR

Ms. Kathleen Collins

Ms. Chen Chen

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	NetEase, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2024
File No. 000-30666

Dear Ms. Collins and Ms. Chen,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 2, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 15, 2025 (the “2024 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2024

Introduction, page 1

1.	Your definition of China or the PRC appears to exclude Hong Kong and Macau for purposes of describing the PRC rules, laws, regulation and regulatory authority or other legal, tax or finance matters. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
July 31, 2025

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matters being disclosed. Page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure.

Page 1:

•	“China” or the “PRC” are to the People’s Republic of China; ~~and only in the context of describing PRC rules, laws, regulations, regulatory authority and other legal, tax or finance matters in this annual report, such terms exclude Taiwan, Hong Kong and Macau (also referred to as “China mainland” or “Chinese mainland” in this annual report);~~

Page 8:

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in China mainland also apply to operations in Hong Kong and Macau. ~~With respect to the legal risks associated with being based in and having operations in China mainland, the laws, regulations and the discretion of China mainland governmental authorities discussed in this annual report are expected to apply to China mainland entities and businesses, rather than~~ While entities or businesses in Hong Kong and Macau~~, which~~ operate under a different set of laws from China mainland, our operations there could be exposed to similar legal risks if the laws applicable to China mainland become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in Item 3.D. “Key Information—Risk Factors.”

In addition, the Company undertakes to thoroughly review the references of “China” or “PRC” to ensure that the relevant disclosure sufficiently addresses the risks relating to operating in China to the extent relevant and material.

Item 3. Key Information, page 5

2.	We note changes you made to your disclosure on pages 7 and 55 relating to legal and operational risks associated with operating in China and PRC regulations. The Samples Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene or influence your operations at any time, or may exert more control over operations of your business, which could result in a material change in your operations and/or the value of your securities. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your December 31, 2022 Form 20-F that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, refer to the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
July 31, 2025

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matters being disclosed. Page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

The PRC government has significant authority in regulating our operations. If we fail to comply with the applicable regulations, policies or requirements, enforcement actions taken by the PRC government may intervene or influence our operations at any time. The PRC government has published new policies that affect various industries in recent years, including industries in which we operate, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

Page 55:

The PRC government’s significant authority in regulating our operations and uncertainties ~~Uncertainties~~ with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, and ~~. Unlike the common law system,~~ decided legal cases under the civil law system may be cited for reference but have limited ~~less~~ precedential value. ~~In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 50 years has~~ PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments ~~invested enterprises~~ in China over the past several decades. However, many of these laws, regulations and legal requirements are relatively recent and may evolve quickly with little advance notice. The interpretation of many laws, regulations and rules may not always be uniform and enforcement of these laws, regulations and rules ~~are evolving rapidly, and their interpretation and enforcement~~ involve uncertainties. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Furthermore, the PRC legal system is based in part on government policies and China mainland is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of China mainland, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
July 31, 2025

In addition, the PRC government has significant authority in regulating our operations. If we fail to comply with the applicable regulations, policies or requirements, enforcement actions taken by the PRC government may intervene or influence our operations at any time. The PRC government has ~~recently~~ published new policies that adversely affected certain industries, including the industries that our business may relate to ~~our industry and our business~~, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations.

The Company respectfully advises the Staff that the proposed revisions to the risk factor disclosure, as compared to the Company’s annual report on Form 20-F for the year ended December 31, 2022, are intended to reflect the current economic and regulatory conditions in the PRC. The risks relating to doing business in China have been disclosed under the relevant headings in the 2024 Form 20-F filed on April 15, 2025 in accordance with the Division of Corporation Finance’s Sample Letters to China-Based Companies issued in December 2021 and July 2023. The Company will continue to monitor developments in the PRC regulatory and economic environment and will update its disclosure as appropriate in future filings.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023, page 117

3.	You state the increase in net revenue from online games was attributable to strong performance of certain self-developed titles and mobile titles and certain licensed titles, which were partially offset by decreased net revenues from live streaming services. Similarly, you attribute the increase in cost of revenues from your games and related value-added services to an increase in royalty fees for certain licensed games and staff costs, which was partially offset by a decrease in revenue sharing costs. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, please revise throughout your results of operations disclosure to include a quantified discussion of each identified factor. In addition, avoid using terms such as “principally” or “mainly.” Refer to Item 5.A.1 of Form 20-F.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
July 31, 2025

The Company respectfully acknowledges the Staff’s comment. In its future Form 20-F filings, where a material change in a line item is attributed to two or more factors, including any offsetting factors, the Company will disclose the contribution of each identified factor in quantified terms to the extent reasonably practicable. The Company will also avoid using terms such as “principally” or “mainly” to the extent reasonably practicable.

For the Staff’s reference, below is the updated disclosure marked to show proposed revisions against the disclosure in the 2024 Form 20-F as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future Form 20-F filings (with deletions shown as strike-through and additions underlined). Page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure. The Company will implement similar changes to other line items, where applicable.

Page 117:

Games and Related Value-added Services

Net revenues from games and related value-added services increased by 2.5% to RMB83.6 billion (US$11.5 billion) in 2024 from RMB81.6 billion in 2023, with an increase~~, which was principally attributable to~~ in net revenues from online games of RMB4.7 billion (US$640.3 million) driven by the strong performance of certain self-developed titles, such as Identity V, Naraka: Bladepoint PC and mobile games and certain licensed titles, ~~which was~~ partially offset by a decrease in ~~decreased~~ net revenues from live streaming services of RMB2.4 billion (US$323.7 million). Net revenues from the operation of online games accounted for approximately 96.2% of this segment in 2024, compared to 92.9% in 2023.

Youdao

Net revenues from our Youdao segment increased by 4.4% to RMB5.6 billion (US$770.7 million) in 2024 from RMB5.4 billion in 2023, with an increase in~~, which was mainly due to increased~~ net revenues from its online marketing services of RMB643.1 million (US$88.1 million), ~~which was~~ partially offset ~~in part~~ by a decrease in ~~decreased~~ net revenues from its learning services of RMB400.8 million (US$54.9 million).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
July 31, 2025

Page 118:

NetEase Cloud Music

Net revenues from our NetEase Cloud Music segment increased by 1.1% to RMB8.0 billion (US$1.1 billion) in 2024 from RMB7.9 billion in 2023, with an increase in~~, which was mainly attributable to increased~~ net revenues from online music services of RMB1.0 billion (US$137.5 million) as a result of the growth in sales of membership subscriptions, ~~which was~~ partially offset ~~in part~~ by a decrease in ~~decreased~~ net revenues from social entertainment services and others of RMB920.5 million (US$126.1 million).

…

Cost of revenues from our games and related value-added services increased by 0.8% to RMB26.1 billion (US$3.6 billion) in 2024 from RMB25.9 billion in 2023. ~~, which was primarily due to~~ This was driven by increases ~~an increase~~ in royalty fees related to certain licensed games of RMB1.5 billion (US$203.3 million) and staff costs of RMB1.0 billion (US$131.5 million), which was partially offset by a decrease in revenue sharing costs with talent agencies of live streaming performers and other third parties of RMB2.2 billion (US$304.9 million).

4.	We note that in your earnings release furnished on February 20, 2025 and in several investor presentations, you separately discuss the percentage of net revenue generated from online games and mobile games such that it appears discrete financial information may be available. In addition, we note from your risk factor disclosures that profits from mobile games, even if the games are successful, are generally lower than profits generated from PC games. Please tell us your consideration to separately quantify revenue from mobile games and PC games for each period presented in an effort to add context to the revenue mix and its impact on your gross profit margins for your games and related value-added services segment.

The Company respectfully advises the Staff that net revenues from mobile games accounted for 67.0%, 75.2% and 72.7% of net revenues from the operation of online games in 2022, 2023 and 2024, respectively, with the remaining portion attributable to net revenues from PC games (plus an immaterial amount of net revenues from games offered through game consoles, a recent development that was disclosed on pages 11 and 15 of the 2024 Form 20-F). Nonetheless, for the reasons specified below, the Company does not believe that separate quantification of net revenues from mobile games and PC games is necessary or appropriate.

The Company began disclosing the percentage of net revenues generated from mobile games in 2016. Subsequently, as the Company’s online game business has evolved, more and more games of the Company are being published in both PC and mobile formats, and certain games are also published on game consoles. Such cross-platform initiative is intended to maximize the monetization prospects of the Company’s game titles and achieve synergies across different platforms. The Company plans to further implement this initiative in future periods.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
July 31, 2025

Given the foregoing, the Company’s management views each game as one unified product, regardless of its distribution formats (i.e., via PCs, mobile devices, consoles or a combination of the foregoing). When allocating resources and assessing the performance of the Company’s online games, management analyzes aggregate net game revenues and does not take reference to the division of net revenues between PC, mobile or other platforms. Thus, the Company respectfully advises the Staff that it believes presenting platform/format specific metrics will not be meaningful to investors in helping them to understand the Company’s net revenues and related trends in light of the fact that management itself does not analyze net revenues on that basis. For the same reasons, the Company determined that it would be appropriate to not present separate quantification of net revenues from mobile games and PC games in its 2024 Form 20-F and its earnings release furnished on May 15, 2025, and the Company plans to not include such information in its future earnings releases, Form 20-F filings or investor presentations.

Furthermore, the Company respectfully advises the Staff that, from a qualitative perspective, mobile games do generally have lower gross profit margins than PC games due to the revenue-sharing arrangements with the operators of the mobile platforms, as discussed on page 16 of the 2024 Form 20-F. However, this factor alone does not provide meaningful insights to analyze the Company’s overall results of operations from a quantitative perspective as management assesses the operating performance of the online game business as a whole, rather than on the basis of the versions or formats. Consequently, management has not quantified or evaluated the impact of net revenues from PC games or mobile games on gross profit margins and believes that it is not necessary to do so.

In light of the foregoing, the Company believes that separate quantification of net revenues from mobile games and PC games for future periods is not necessary and would not help investors to better understand changes in the Company’s net revenues, costs or gross profit margins.

E. Critical Accounting Estimates

Estimate of Average Playing Period of Paying Players, page 137

5.	We note you generate revenue from the sale of in-game virtual items for both your mobile and PC games, some of which are recognized over the estimated average playing period of the paying players. Please tell us your consideration to disclose the estimated average playing period or range of such period separately for mobile and PC games. To the extent changes in such estimates, if any, significantly impacted your revenue or results of operations, tell us how you considered including a discussion of such change. In your response, provide us with the estimated average playing period for your PC and mobile games for each period presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that the estimated average playing period for each period presented ranged from 1 to 12 months for both PC and mobile games. The Company will disclose the range of such period in its future Form 20-F filings.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
July 31, 2025

The Company further advises the Staff that changes in such estimates for each period presented did not result in any significant impact on its net revenues or results of operations. Therefore, the Company does not believe that a discussion of such changes is necessary. The Company will continue to monitor the potential impact resulting from changes in such estimates in the future and will consider to include a discussion of such changes in its future 20-F filings if they have a significant impact on the Company’s net revenues or results of operations.

Notes to Consolidated Financial Statements
Note 28. Segment Information, page F-44

6.	Please revise to discuss how the CODM uses gross profit, which appears to be the segment measure of profit or loss, in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example in 280-10-55-54(c).

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matters being disclosed. Page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure.

Page F-45:

The table below provides a summary of the Group’s operating segment results under which the cost of revenues is considered as the significant segment expense for the years ended December 31, 2022, 2023 and 2024 (in thousands). The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. The CODM uses net revenues and gross profit to assess performance for each segment and in competitive analysis by benchmarking to the Group’s competitors. The CODM also uses net revenues and gross profit to allocate resources during the budgeting review process. There was no significant transaction between reportable segments for the years ended December 31, 2022, 2023 and 2024.

*      *      *

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the undersigned at +65 6980 0628 or paulboltz@oc.netease.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4835 or haiping.li@skadden.com.

Sincerely yours,

NetEase, Inc.

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
General Counsel

cc:	Sarah Ying Li, Head of Financial Reporting, NetEase, Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Lanny Lu, Partner, PricewaterhouseCoopers Zhong Tian LLP